UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Scull, Harvey R.

   c/o  TELLABS OPERATIONS, INC.
           4951 Indiana Avenue
   Lisle, IL  60532
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 27, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
Vice President, Advanced Business Development, Tellabs Operations, Inc. (Subsidiary of Issuer)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |(1)   |T   |19.458            |A  |(1)        |202.162  (2)       |I     |(1)                        |
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Common Stock                 |      |    |                  |   |           |160  (2)           |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Options  |$  1.208|     |    |           |   |     |     |Common Stock|45,000 |       |            |   |            |
(Rights to Buy)  (3)    |4       |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |$  1.375|     |    |           |   |     |     |Common Stock|19,000 |       |            |   |            |
(Rights to Buy)  (3)    |0       |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |$  1.531|     |    |           |   |     |     |Common Stock|72,000 |       |            |   |            |
(Rights to Buy) (3)     |3       |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |$  5.000|     |    |           |   |     |     |Common Stock|80,000 |       |            |   |            |
(Rights to Buy) (3)     |0       |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |$ 16.687|     |    |           |   |     |     |Common Stock|20,000 |       |            |   |            |
(Rights to Buy)  (3)    |5       |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Options  |$ 28.625|     |    |           |   |     |     |Common Stock|20,000 |       |256,000 (2) |D  |            |
(Rights to Buy)  (3)    |0       |     |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These shares are held for the benefit of the reporting person in the Tellabs Advantage Plan. 19.458 shares were acquired during the fiscal year at prices ranging from $15.25 (post-split) to $45.25 (post-split). The information reported herein is based on a plan statement as of December 27,
1996.
(2) End of period holdings have been modified to reflect the effect of the 2-for-1stock split effective November 15,
1996.
(3) These stock options were previously reported as options for 22,500, 9,500, 36,000, 40,000, 10,000 and 10,000 shares respectively, at per share exercise prices of $2.4168, $2.7500, $3.0624, $10.0000, $ 33.3750 and $57.25
respectively, each as adjusted for all prior stock splits and other transactions and have been further adjusted to reflect the 2-for-1 stock split effective November 15,
1996.
SIGNATURE OF REPORTING PERSON
/s/  Harvey R. Scull